UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

OF

AEP PRO SERV, INC.

(Exact Name of Reporting Company)

A Subsidiary Service Company

(“Mutual” or “Subsidiary”)

This report on form U-13-60 has been filed confidentially with the United States Securities and Exchange Commission.